Contact

www.linkedin.com/in/xavier-cohen-1b5b8219b (LinkedIn)

Top Skills

Analyse financière
Développement de start-up
Fusions et acquisitions

Languages

Anglais (Full Professional)
Allemand (Limited Working)
Français (Native or Bilingual)

Xavier Nissim Cohen

Co-Founder 355 Capital, early stage VC. Smart money for bold entrepreneurs.
Tel-Aviv, Israël

Experience

355 Capital
Co-fondateur
December 2019 - Present (2 years 11 months)

Early Stage Venture Capital Fund

Ness Capital
Angel Investor
October 2010 - Present (12 years 1 month)

Early stage investor in Start-ups and advisor.

Prudential Bache Commodities LLC
Senior Vice President Institutional Sales
August 2006 - July 2010 (4 years)
Région de New York City, États-Unis

Covered hedge funds and banks proprietary desks on US and European equities using Prudential research.

ICAP
Vice President Institutional Equity Sales
July 2005 - November 2006 (1 year 5 months)
Région de New York City, États-Unis

Instinet Europe Limited
Directeur des ventes - France Benelux
September 1999 - June 2005 (5 years 10 months)
Région de Paris, France

Managed a team of sales people and traders.
Established new buy-side Institutional Clients: Mutual Funds and Hedge-Funds.
Launched and developed new products: Program Trading, FIX connectivity, Transaction Cost Analysis and independent research.

PRINCETON-PARIS RESEARCH Corp.

Analyste financier pour un global macro hedge fund
January 1994 - April 1999 (5 years 4 months)
Région de Paris, France

Performed fundamental research on commodities and macro economy to identify trade opportunities.
Employed options strategies and arbitrage techniques for our trading.

Education

Université Paris Dauphine
Master's degree, Économie internationale · (1993 - 1994)

Toulouse School of Economics
Finance et services de gestion financière · (1991 - 1994)